MGIC Investment Corporation
November 2, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C., 20549

Re:	Letter dated October 5, 2006 concerning MGIC Investment Corporation’s Form 10-K for the fiscal year ended December 31, 2005 File No. 001-10816
Dear Mr. Rosenberg:
We respectfully submit the following in response to the Staff’s October 5, 2006 letter commenting on our Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 10-K”). For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by management’s responses. Page number references herein refer to the Form 10-K, unless otherwise noted. Terms used but not defined therein have the meanings set forth in the Form 10-K. Underlined text reflects additions to the disclosure in Form 10-K as filed and bolded underlined text reflects additions from our prior response. Where additional disclosure is provided below, the Company intends to include such revised disclosure with respect to financial periods covered by its Form 10-K and Form 10-Q, as applicable. We have used information from our 2005 10-K to illustrate our discussion.
Losses, Page 45
1. As was requested in our June 23, 2006 verbal comment, please provide us revisions to the disclosures proposed in response to prior comment one that discusses the reasons why you “decreased claims rate factors in all areas except the Midwest, which had a modest increase in rates”. In this regard, it would not appear sufficient to solely indicate that “[f]ewer delinquent loans resulted in a claim”.
Response: The estimate of claims rates and claims amounts are based on management’s review of recent trends in the default inventory. Management reviews recent trends in the rate at which defaults resulted in a claim (i.e. claims rate), the amount of the claim (i.e. severity), the change in the level of defaults by geography and the change in average loan exposure. Management does not project any correlation between claims rates and severity to projected economic conditions. However, when it is possible, we will also add discussion surrounding economic factors that likely caused

November 2, 2006

the change in claim rate and severity factors, even though we can not be sure of the exact relationship.
As such, we agree that we should have explicitly stated that improvement in actual claim rates in all areas except the Midwest is the reason why we decreased the claim rate estimates in all areas except the Midwest. Additionally, the reason we did not decrease the claim rate factors in the Midwest was due to no improvement in recent trends in claims within that region. We have added language within the disclosure-type discussion regarding loss reserve estimates below to address this comment.
Disclosure: We have reproduced below the “Losses” paragraph with our changes indicated by underlining. We will add the following if the Staff desires this disclosure.
The amount of losses incurred pertaining to current year loss development represents the estimated amount to be ultimately paid on default notices outstanding during the current year. Losses incurred pertaining to the current year decreased in 2005 compared to 2004 ($554 million vs. $701 million) primarily due to decreases in the estimates regarding how many primary default notices will eventually result in a claim versus an increasing claims rate during 2004. Our estimates are determined based upon historical experience. These decreases in estimates relate to a recent historical improvement in claims rates in all regions except for the Midwest which had a modest increase in recent historical claim rates. The increase in recent historical claim rates in the Midwest is likely due to the lack of job growth, weaker economic environment, and modest to negative home price appreciation in Michigan, Ohio, and Indiana compared to 2004. These states experienced home price appreciation for the 12 months ending December 31, 2005 that was approximately one-third that of the national average, while some metropolitan statistical areas in Michigan and Ohio, experienced negative appreciation. Each state also had a less favorable change in non-farm payrolls than the national average, with Michigan experiencing negative growth and all three states have higher than national average unemployment. The decrease also relates to the number of recent delinquencies included in the year end default inventory that are reserved for at a reduced claim rate and are as a result of Hurricanes Katrina, Rita and Wilma. The relative change in claim severity was not a significant factor in the difference between 2005 and 2004 losses incurred, as severity increased in both 2005 and 2004.
Critical Accounting Policies, page 56
2. In the disclosures you proposed to prior comment two above [about?] loss reserves, you only discuss “a $1,000 change in the average severity factor combined with a 1% change in the average claim rate severity factor” and you indicate that “it has not been uncommon for the Company to experience variability in the development of the reserves at this level or higher”. As higher variability has not been uncommon, it does not appear that the proposed disclosures sufficiently addresses the reasonably likely changes in the key assumptions underlying your estimate of loss reserves. Please provide us revisions to the proposed

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disclosures to qualitatively and quantitatively address the other reasonably likely changes. In this regard, it may be appropriate to discuss the changes that could result from different economic climates, such as when interest rates, unemployment rates or other relevant economic indicators are either stable, improving or deteriorating.
Response: With regards to your comment, we agree that additional disclosure should be made to qualitatively address other reasonably likely changes. We believed that adding discussion about the sensitivity of the loss reserve estimate to small changes in the average severity factor and average claim rate factor and stating that variability above the provided examples has not been uncommon would provide material information to the reader of the financial statements. In this response we are providing additional qualitative discussion of reasonably likely changes within the disclosure-type discussion regarding loss reserve estimates below. We believe our current approach is consistent with the guidance within Section V in SEC Release No. FR-72 regarding disclosure of critical accounting estimates which states that we should “provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors”. Management’s estimation process does not include a correlation between claims rate and claims amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition can not be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in the Company’s loss development in the quarter or year in which such changes occur. In fact, actual claim results often lag changes in economic conditions at least nine to twelve months. As a result, management’s process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur. As such, quantitative information regarding reasonably likely changes to our estimates from changes in the economic environment is not produced through our process to determine reserves, nor is it produced as a result of any other analysis performed by the company. Therefore, this information is not “reasonably available” to provide to the investor. As such, our disclosure attempts to provide the reader with qualitative factors that we believe are material.
Disclosure: We have reproduced below the “Loss reserves” section of our critical accounting policies with our changes indicated by underlining. We will add the following if the Staff desires this disclosure.

November 2, 2006

Loss Reserves
Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.
Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.
The incurred but not reported (“IBNR”) reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2005 and 2004, the Company has established IBNR reserves in the amount of $112 million and $113 million, respectively.
Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.
The estimated claims rates and claims amounts represent what management believes best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. The estimate of claims rates and claims amounts are based on management’s review of recent trends in the default inventory. Management reviews recent trends in the rate at which defaults resulted in a claim (i.e. claims rate), the amount of the claim (i.e. severity), the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.
The claims rate and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Management’s estimation process does not include a correlation between claims rate and claims amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition can not be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in the

November 2, 2006

Company’s loss development in the quarter or year in which such changes occur. In fact, actual claim results often lag changes in economic conditions at least nine to twelve months.
In considering the potential sensitivity of the factors underlying management’s best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor could change the reserve amount by approximately $60 million. Historically, it has not been uncommon for the Company to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development [positive/(negative)] of our loss reserves in the table below:

	Losses incurred	Reserve at
	related to	end of
	prior years (1)	prior year
2005	$126,167	$1,185,594
2004	13,451	1,061,788
2003	(113,797)	733,181
2002	74,252	613,664
2001	212,126	609,546

(1)	A positive number for a prior year indicates a redundancy of loss reserves, and a negative number for a prior year indicates a deficiency of loss reserves.
The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary significantly from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could expose the Company to greater loss on resale of properties obtained through foreclosure proceedings. Changes to our estimates could result in material changes to our operations, even in a stable economic environment. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made.

November 2, 2006

As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if the Staff would like to discuss any aspect of this letter.
Very truly yours,

/s/ J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

cc:	Oscar M. Young, Jr., Securities and Exchange Commission
Thomas L. Brown, PricewaterhouseCoopers LLP